UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated February 4, 2010

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.	A news release dated January 26, 2009 entitled ‘Vodafone Announces Largest Base of Paying Music subscribers in Europe’

2.	Stock Exchange Announcement dated January 5, 2010 entitled ‘Transaction in Own Securities’

3.	Stock Exchange Announcement dated January 6, 2010 entitled ‘Transaction in Own Securities’

4.	Stock Exchange Announcement dated January 12, 2010 entitled ‘Transaction in Own Securities’

5.	Stock Exchange Announcement dated January 13, 2010 entitled ‘Transaction in Own Securities’

6.	Stock Exchange Announcement dated January 14, 2010 entitled ‘Transaction in Own Securities’

7.	Stock Exchange Announcement dated January 20, 2010 entitled ‘Transaction in Own Securities’

8.	Stock Exchange Announcement dated January 20, 2010 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

9.	Stock Exchange Announcement dated January 21, 2010 entitled ‘Transaction in Own Securities’

10.	Stock Exchange Announcement dated January 22, 2010 entitled ‘Transaction in Own Securities’

11.	Stock Exchange Announcement dated January 26, 2010 entitled ‘Transaction in Own Securities’

12.	Stock Exchange Announcement dated January 27, 2010 entitled ‘Transaction in Own Securities’

13.	Stock Exchange Announcement dated January 28, 2010 entitled ‘Transaction in Own Securities’

14.	Stock Exchange Announcement date January 29, 2010 entitled ‘Transaction in Own Securities - Voting Rights and Capital’

VODAFONE ANNOUNCES LARGEST BASE OF PAYING MUSIC SUBSCRIBERS IN EUROPE

•	Nearly 450,000 Vodafone customers have signed up for music subscription services since it signed digital rights management free MP3 music deals with all major labels in 2009

•	Over 2 million tracks currently available through the DRM-free library, will grow to 6 million in 2010

London, Tuesday 26th January, 2010: Vodafone Group today announced that nearly 450,000 Vodafone customers have signed up to its music subscription services since it signed DRM-free deals with all four major labels in 2009. This customer base gives Vodafone stewardship over the largest number of paying music subscribers in Europe.

In the month of December 2009 over 100,000 customers signed up to one of a range of music services offered across the 8 largest Vodafone markets in Europe. Growth in customer subscription numbers is being driven both by great value monthly 10-track MP3 bundles as well as from ‘all you can eat’ (AYCE) unlimited access subscription services.

MP3 files bought in bundles can be played on a wide range of computers and digital music players including iTunes and – most importantly for Vodafone’s customers – on both mobile and PC. Customers will typically get 10 tracks per month for around €5.

AYCE services are offered both as a stand-alone product as well as bundled with data tariffs. When bundled with data, customers can access the entire catalogue of over 2 million tracks for as little as €3 a month.

Lee Epting, Director of Content at Vodafone Internet Services said “We are really excited by our customers’ reaction to these great music offers. We expect to see continued growth in our music service subscriptions driven by the increase in smartphone use, with their worry-free data tariffs and great value add-ons such as music bundles. We will carry on working hard with our partners in the music industry to develop new and innovative music services for our customers. Vodafone is starting to prove the significance of its place in the music industry.”

“Universal Music believes strongly in the future of music subscription services, and Vodafone is demonstrating leadership in this field. This year will put such offers to the test as never before, as consumers recognise their value, diversity and convenience,” said Francis Keeling, VP Digital at Universal Music Group International.

“Sony Music is pleased to be partnering with Vodafone, Europe’s largest mobile carrier, to provide its customers with a compelling premium digital music solution for their handsets and the PC. Vodafone’s users across the region are demonstrating that a growing number of consumers want innovative music offers that allow them to easily listen to their favourite songs by conveniently combining services and devices,” said Michael Paull, Executive Vice President, Global Digital Business at Sony Music Entertainment.

Eric Daugan, Senior Vice President, Commercial Strategy, Warner Music Europe, said “These encouraging figures demonstrate the opportunities created when mobile companies and music labels are aligned in offering easy, instant access to content, in ways that cater for a variety of fan behaviour. We’re delighted to be working with Vodafone to grow these services further, generating new connections between European audiences and Warner Music’s remarkable roster of international and local talent.”

“EMI and Vodafone have worked together for many years and over the last 12 months we have collaborated to bring a variety of music offerings designed to fulfil consumer demand across Europe. We are very pleased with the results Vodafone have delivered,” said Ian Whitfield, Vice President Digital Development for Europe at EMI.

- ends -

Notes to Editors

1.

Vodafone Group announced deals with Sony Music Entertainment, EMI Music, and Universal Music in March 2009, and with Warner Music Group in September 2009 to offer their full music catalogues in DRM-free MP3 format.

2.	The 8 markets offering DRM-free music in Europe, and contributing to the 450,000 customer total are Germany, Greece, Ireland, Italy, Netherlands, Portugal, Spain and UK.

3.	Vodafone typically offers customers the opportunity to experience their first month of a music subscription free of charge.

About Vodafone

Vodafone is the world’s leading international mobile communications group with approximately 323 million proportionate customers as at 30 September 2009. Vodafone currently has equity interests in 31 countries across five continents and around 40 partner networks worldwide. For more information, please visit www.vodafone.com

About EMI Music

EMI Music is one of the world’s leading music companies, representing artists spanning all musical tastes and genres. Its record labels include Angel, Astralwerks, Blue Note, Capitol, Capitol Latin, Capitol Nashville, EMI Classics, EMI CMG, EMI Records, Manhattan, Mute, Parlophone and Virgin.

About Sony Music Entertainment

Sony Music Entertainment is a global recorded music company with a roster of current artists that includes a broad array of both local artists and international superstars. The company boasts a vast catalog that comprises some of the most important recordings in history. It is home to premier record labels representing music from every genre, including American Recordings, Arista Nashville, Arista Records, Aware, Battery Records, Beach Street Records, Black Seal, BNA Records, Cinematic, Columbia Nashville, Columbia Records, Epic Records, Essential Records, Flicker Records, Fo-Yo Soul, GospoCentric, Hitz Committee Entertainment, J Records, Jive Records, LaFace Records, Legacy Recordings, Masterworks, Polo Grounds, RCA Records, RCA Nashville, RCA Red Seal, RCA Victor, Reunion Records, Slightly Dangerous, Sony Classical, Sony Music Latin, Star Time International, Verity Records, and Volcano Entertainment. Sony Music Entertainment is a wholly owned subsidiary of Sony Corporation of America.

About Universal Music

Universal Music Group is the world’s leading music company with wholly owned record operations or licensees in 77 countries. Its businesses also include Universal Music Publishing Group, the industry’s leading global music publishing operation.

Universal Music Group’s record labels include A&M/Octone, Decca, Deutsche Grammophon, Disa, Emarcy, Fonovisa, Interscope Geffen A&M Records, Island Def Jam Music Group, Lost Highway Records, Machete Music, MCA Nashville, Mercury Nashville, Mercury Records, Polydor Records, Show Dog – Universal Music, Universal Motown Republic Group, Universal Music Latino and Verve Music Group as well as a multitude of record labels owned or distributed by its record company subsidiaries around the world. The Universal Music Group owns the most extensive catalog of music in the industry, which includes the last 100 years of the world’s most popular artists and their recordings. UMG’s catalog is marketed through two distinct divisions, Universal Music Enterprises (in the U.S.) and Universal Strategic Marketing (outside the U.S.). Universal Music Group also includes eLabs, its new media and technologies division; Bravado, its merchandising company; Twenty-First Artists, its full service management division; and Helter Skelter, its live music agency.

Universal Music Group is a unit of Vivendi, a global media and communications company.

About Warner Music Group

Warner Music Group became the only stand-alone music company to be publicly traded in the United States in May 2005. With its broad roster of new stars and legendary artists, Warner Music Group is home to a collection of the best-known record labels in the music industry including Asylum, Atlantic, Cordless, East West, Elektra, Nonesuch, Reprise, Rhino, Roadrunner, Rykodisc, Sire, Warner Bros. and Word. Warner Music International, a leading company in national and international repertoire, operates through numerous international affiliates and licensees in more than 50 countries. Warner Music Group also includes Warner/Chappell Music, one of the world’s leading music publishers, with a catalog of more than one million copyrights worldwide.

Contact details:

Vodafone Group Media Relations

Tel: +44 (0)1635 664 444

Email: groupmediarelations@vodafone.com

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	4 January 2010

Number of ordinary shares transferred:	408,921

Highest transfer price per share:	143.8p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,200,163,094 of its ordinary shares in treasury and has 52,608,219,135 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	5 January 2010

Number of ordinary shares transferred:	1,296,002

Highest transfer price per share:	143.7p

Lowest transfer price per share:	143.7p

Following the above transfer, Vodafone holds 5,198,867,092 of its ordinary shares in treasury and has 52,609,535,137 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 January 2010

Number of ordinary shares transferred:	10,770

Highest transfer price per share:	138.8p

Lowest transfer price per share:	138.8p

Following the above transfer, Vodafone holds 5,198,856,322 of its ordinary shares in treasury and has 52,609,874,803 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	12 January 2010

Number of ordinary shares transferred:	187,529

Highest transfer price per share:	137p

Lowest transfer price per share:	137p

Following the above transfer, Vodafone holds 5,198,668,793 of its ordinary shares in treasury and has 52,610,062,332 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 January 2010

Number of ordinary shares transferred:	134,702

Highest transfer price per share:	137.85p

Lowest transfer price per share:	137.85p

Following the above transfer, Vodafone holds 5,198,534,091 of its ordinary shares in treasury and has 52,610,197,034 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	19 January 2010

Number of ordinary shares transferred:	15,668

Highest transfer price per share:	134.7p

Lowest transfer price per share:	134.7p

Following the above transfer, Vodafone holds 5,198,518,423 of its ordinary shares in treasury and has 52,610,482,193 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING
MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 19 January 2010 by Computershare Trustees Limited that on 13 January 2010 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 137.8p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Wendy Becker	182
Michel Combes*	182
Andrew Halford*	180
Matthew Kirk	182
Ronald Schellekens	180
Stephen Scott	180

* Denotes Director of the Company

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	20 January 2010

Number of ordinary shares transferred:	42,474

Highest transfer price per share:	135.6p

Lowest transfer price per share:	135.6p

Following the above transfer, Vodafone holds 5,198,475,949 of its ordinary shares in treasury and has 52,610,524,667 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	21 January 2010

Number of ordinary shares transferred:	77,726

Highest transfer price per share:	137.3p

Lowest transfer price per share:	137.3p

Following the above transfer, Vodafone holds 5,198,398,223 of its ordinary shares in treasury and has 52,610,602,393 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	25 January 2010

Number of ordinary shares transferred:	37,024

Highest transfer price per share:	135.95p

Lowest transfer price per share:	135.25p

Following the above transfer, Vodafone holds 5,198,361,199 of its ordinary shares in treasury and has 52,610,639,417 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	26 January 2010

Number of ordinary shares transferred:	54,011

Highest transfer price per share:	135.5p

Lowest transfer price per share:	135.5p

Following the above transfer, Vodafone holds 5,198,307,188 of its ordinary shares in treasury and has 52,610,693,428 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	27 January 2010

Number of ordinary shares transferred:	53,752

Highest transfer price per share:	133.5p

Lowest transfer price per share:	133.5p

Following the above transfer, Vodafone holds 5,198,253,436 of its ordinary shares in treasury and has 52,610,747,180 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	28 January 2010

Number of ordinary shares transferred:	40,048

Highest transfer price per share:	134.85p

Lowest transfer price per share:	134.85p

Following the above transfer, Vodafone holds 5,198,213,388 of its ordinary shares in treasury and has 57,809,000,616 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone has 52,610,787,228 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,610,787,228. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 4, 2010	By:	/s/ S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company Secretary